Exhibit 1
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FOR IMMEDIATE RELEASE                                            6 February 2009


                                 WPP PLC ("WPP")

          GroupM acquires 90% of interactive agency, H-art Srl in Italy


WPP announces that its wholly owned operating company, GroupM, WPP's global media investment management arm, has agreed to acquire a 90% stake in H-art Srl ("H-art"), a full service interactive agency in Italy.

Established in April 2005, H-art specialises in providing clients with a broad range of interactive media services - including mobile, tv and other channel applications - based on ebusiness strategy and state of the art technology.

H-art is based in Treviso, Italy and employs 35 people. H-art's key clients include Giorgio Armani, Barilla, Dainese, Diesel, Illycaffe, Nike and Telecom Italia.

H-art's revenues for the year ended 31 December 2007 were Euro 3.15 million with gross assets at the same date of Euro 1.87 million.

This investment continues WPP's strategy of investing in early stage companies in global markets and sectors and strengthening its capabilities in interactive media.

Contact:
Feona McEwan, WPP                                      T. +(0)20 7408 2204
www.wpp.com
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